Dominic J. Addesso, CPA Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House – 2nd Floor P.O. Box HM 845 Hamilton HM DX, Bermuda

October 23, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Everest Re Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on April 9, 2009
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated July 7, 2009 to Mr. Craig Eisenacher. In connection with this response, Everest Re Group, Ltd. (Company) acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed with the Commission staff, the Company only recently became aware of this comment letter; however, an affiliated company, Everest Reinsurance Holdings, Inc., also an Exchange Act registrant, received a similar comment letter dated July 7, 2009. In addition to adopting the staff recommendations in Everest Reinsurance Holdings, Inc.’s second quarter Form 10-Q, the Company also considered these recommendations when preparing Everest Re Group, Ltd.’s second quarter Form 10-Q. As a result, most of the Company’s responses related to the staff’s comments on investments and fair value state that recommended expanded disclosures have already been included in the second quarter Form 10-Q filing.

The format of this response reflects the Commission’s comments followed by the Company’s response in bold print.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements

Everest Re Group, Ltd.

File No. 001-15731

October 23, 2009

Note 2 – Investments, page F-12

1.	In order to improve the transparency of your mortgage-backed securities, please consider including the following disclosures herein or elsewhere in the filing, as appropriate:

•	The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage- backed securities and the related respective unrealized losses on these investments;
•

The level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired; and

•	A table of mortgage-backed securities by origination year that provides credit rating at origination and currently.

Response:

Starting with the second quarter 2009 Form 10-Q filing, the Company expanded the investment tables in Note 3-Investments to provide a further breakdown of the mortgage-backed and other asset-backed securities. The additional categories for mortgage-backed securities included agency, non-agency and commercial mortgage backed securities (“CMBS”) as well as other asset-backed securities. Solely for the purposes of responding to the staff’s comments, the expanded tables for the Company’s December 31, 2008 Form 10-K filing would have appeared as follows (the December 31, 2007 tables are not included for this presentation):

The amortized cost, market value and gross unrealized appreciation and depreciation of available for sale, market value fixed maturity and equity security investments are as follows for the period(s) indicated (this expanded table was presented in the June 30, 2009 Form 10-Q filing):

	At December 31, 2008
	Amortized	Unrealized	Unrealized	Market
(Dollars in thousands)	Cost	Appreciation	Depreciation	Value
Fixed maturity securities - available for sale
U.S. Treasury securities and obligations of
U.S. government agencies and corporations	$ 354,195	$ 55,186	$ (663)	$ 408,718
Obligations of U.S. states and political subdivisions	3,846,754	113,885	(164,921)	3,795,718
Corporate securities	2,408,978	60,898	(198,479)	2,271,397
Asset-backed securities	281,808	654	(29,213)	253,249
Mortgage-backed securities
Commercial	440,833	-	(90,108)	350,725
Agency residential	1,334,042	26,331	(502)	1,359,871
Non-agency residential	213,484	-	(45,688)	167,796
Foreign government securities	1,087,731	117,973	(23,598)	1,182,106
Foreign corporate securities	964,251	56,813	(51,032)	970,032
Total fixed maturity securities	$ 10,932,076	$ 431,740	$ (604,204)	$ 10,759,612
Equity securities	$ 14,915	$ 1,985	$ -	$ 16,900

Everest Re Group, Ltd.

File No. 001-15731

October 23, 2009

The amortized cost and market value of fixed maturity securities are shown in the following table by contractual maturity. Mortgage-backed and asset-backed securities generally are more likely to be prepaid than other fixed maturity securities. As the stated maturity of such securities may not be indicative of actual maturities, the totals for mortgage-backed and asset-backed securities are shown separately.

	At December 31, 2008
	Amortized	Market
(Dollars in thousands)	Cost	Value
Fixed maturity securities – available for sale
Due in one year or less	$ 612,286	$ 606,397
Due after one year through five years	2,421,955	2,484,744
Due after five years through ten years	2,256,953	2,271,245
Due after ten years	3,370,715	3,265,585
Asset-backed securities	281,808	253,249
Mortgage-backed securities
Commercial	440,833	350,725
Agency residential	1,334,042	1,359,871
Non-agency residential	213,484	167,796
Total fixed maturity securities	$ 10,932,076	$ 10,759,612

The tables below display the aggregate market value and gross unrealized depreciation of fixed maturity securities, by investment category and maturity category by length of time that individual securities had been in a continuous unrealized loss position for the periods indicated (these expanded tables were presented in the June 30, 2009 Form 10-Q filing):

	Duration by security type of unrealized loss at December 31, 2008
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
(Dollars in thousands)	Market Value	Depreciation	Market Value	Depreciation	Market Value	Depreciation
Fixed maturity securities - available for sale
U.S. Treasury securities and obligations of
U.S. government agencies and corporations	$ 5,686	$ (663)	$ -	$ -	$ 5,686	$ (663)
Obligations of U.S. states and political subdivisions	1,471,807	(146,293)	176,555	(18,628)	1,648,362	(164,921)
Corporate securities	746,163	(98,335)	781,367	(100,144)	1,527,530	(198,479)
Asset-backed securities	114,873	(9,251)	92,593	(19,962)	207,466	(29,213)
Mortgage-backed securities
Commercial	171,692	(36,451)	179,033	(53,657)	350,725	(90,108)
Agency residential	32,407	(394)	22,182	(108)	54,589	(502)
Non-agency residential	65,523	(16,565)	101,879	(29,123)	167,402	(45,688)
Foreign government securities	139,077	(18,613)	27,164	(4,985)	166,241	(23,598)
Foreign corporate securities	246,915	(26,174)	186,916	(24,858)	433,831	(51,032)
Total fixed maturity securities	$ 2,994,143	$ (352,739)	$ 1,567,689	$ (251,465)	$ 4,561,832	$ (604,204)

Everest Re Group, Ltd.

File No. 001-15731

October 23, 2009

	Duration by maturity of unrealized loss at December 31, 2008
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
(Dollars in thousands)	Market Value	Depreciation	Market Value	Depreciation	Market Value	Depreciation
Fixed maturity securities
Due in one year or less	$ 116,392	$ (9,948)	$ 137,344	$ (6,636)	$ 253,736	$ (16,584)
Due in one year through five years	531,986	(38,797)	385,620	(36,183)	917,606	(74,980)
Due in five years through ten years	428,670	(46,694)	348,062	(49,378)	776,732	(96,072)
Due after ten years	1,532,600	(194,639)	300,976	(56,418)	1,833,576	(251,057)
Asset-backed securities	114,873	(9,251)	92,593	(19,962)	207,466	(29,213)
Mortgage-backed securities	269,622	(53,410)	303,094	(82,888)	572,716	(136,298)
Total fixed maturity securities	$ 2,994,143	$ (352,739)	$ 1,567,689	$ (251,465)	$ 4,561,832	$ (604,204)

The expanded December 31, 2008 tables above reflect that of the $2.0 billion amortized cost of mortgage-backed securities owned by the Company, $1.3 billion, or 67%, were agency backed securities, for which there are no issues related to either cash flow short-falls or changes in credit ratings. The other mortgage-backed investment categories, CMBS and non-agency residential mortgage-backed securities, have been more susceptible to market value fluctuations due to the illiquidity in the mortgage-backed financial markets. The illiquid market was precipitated by many factors, but the key driver was an increase in defaults on sub-prime mortgage loans. Although none of the Company’s CMBS or non-agency mortgage-backed securities was backed by sub-prime mortgages, their market values were significantly impacted by the general aversion of investors toward all mortgage-backed securities that are not backed by a federal agency. The Company viewed these market declines as temporary and indeed the market conditions, and related market values, have improved significantly during 2009.

All of the Company’s CMBS investments as of December 31, 2008 were rated AAA by at least one rating agency, except for one investment that is rated AA and there are no projected cash flow deficiencies anticipated for any of the investments. The Company, through its investment advisor, monitors the credit enhancement and constant default rate indicators for its CMBS investments. In most cases, these indicators have reflected favorable trends even while the market values deteriorated due to the illiquid markets.

All of the Company’s non-agency mortgage-backed securities, except two, are rated investment grade by at least one rating agency. The decline in market value for these two securities was considered other-than-temporary and correspondingly, the Company recorded realized losses of $0.2 million for the year ended December 31, 2008 related to these two securities. As of December 31, 2008, the remaining book value for these two securities was only $384,436. In addition, the Company considered the market value declines for three other non-agency mortgage-backed securities to be other-than-temporary, even though they are investment grade, and recorded realized losses of $1.4 million during 2008 for these three securities. The resulting book value for these three securities at December 31, 2008 was $1.6 million. All other unrealized losses at December 31, 2008 were deemed to be temporary in nature since they related primarily to the illiquidity in the markets; there were no projected cash shortfalls for the securities and it is more likely than not the Company will not have to sell the securities before recovery of their cost bases.

Due to the high quality of the Company’s mortgage-backed portfolio combined with immaterial other-than-temporary market value declines, expanding the disclosure to include the comparative

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credit rating and cash flows for all securities does not appear to be warranted at this time. If unrealized losses were to increase and involve more securities, the Company will reconsider the need to disclose this additional information.

2.

On Schedule 1 – Summary of Investments you disclose that all of your mortgage-backed investments were comprised of pass-through securities. Please clarify the nature of your mortgage-backed securities herein in Note 2 and elsewhere in the filing, as applicable, and disclose the extent that your mortgage-backed investments have a pass-through structure.

Response:

Starting with the December 31, 2009 Form 10-K, Schedule 1-Summary of Investments will be expanded for the mortgage-backed and asset-backed securities in the same manner as the expanded tables in Note 2-Investments as detailed in the response to comment 1. In addition, Note 3-Investments, will be expanded starting with the September 30, 2009 Form 10-Q to indicate that all of the Company’s asset-backed and mortgage-backed securities are pass-through securities:

...”Retrospective adjustments are employed to recalculate the values of asset-backed securities. All of the Company’s asset-backed and mortgage-backed securities have a pass-through structure. Each acquisition lot...”

3.	Please revise your disclosures with respect to limited partnership investments as follows:

•	Provide a description of the limited partnerships investment strategy; and
•

Disclose how you determined that the fair value for your limited partnership investments approximates the value determined under the equity method of accounting given the significant decline in the market value of equity securities.

Response:

The Company included the following disclosure in its December 31, 2008 Form 10-K concerning investment objectives in PART II, ITEM 7, FINANCIAL CONDITION and also in PART II, ITEM 7, LIQUIDITY AND CAPITAL RESOURCES. This disclosure has also been included in recent Form 10-Q filings in ITEM 2, FINANCIAL CONDITION:

“Our principal investment objectives are to ensure funds are available to meet our insurance and reinsurance obligations and to maximize after-tax investment income while maintaining a high quality diversified investment portfolio. Considering these objectives, we view our investment portfolio as having two components: 1) the investments needed to satisfy outstanding liabilities and 2) investments funded by our shareholders’ equity.

For the portion needed to satisfy outstanding liabilities, we invest in taxable and tax-preferenced fixed income securities with an average credit quality of Aa2, as rated by Moody’s. Our mix of taxable and tax-preferenced investments is adjusted periodically, consistent with our current and projected operating results, market conditions and our tax position. This fixed maturity portfolio is externally managed by an independent, professional investment manager using portfolio guidelines approved by us.

Everest Re Group, Ltd.

File No. 001-15731

October 23, 2009

Over the past few years, we had reallocated our equity investment portfolio to include: 1) publicly traded equity securities and 2) private equity limited partnership investments. The objective of this portfolio diversification was to enhance the risk-adjusted total return of the investment portfolio by allocating a prudent portion of the portfolio to higher return asset classes. We had limited our allocation to these asset classes because of 1) the potential for volatility in their values and 2) the impact of these investments on regulatory and rating agency capital adequacy models. As a result of the dramatic slowdown in the global economy and the liquidity crisis affecting the financial markets, we significantly reduced our exposure to public equities during the fourth quarter of 2008.”

In addition to the above disclosure concerning investment objectives, the Company will add the following paragraph to its FORM 10-K and FORM 10-Q disclosures commencing with the third quarter 2009 FORM 10-Q filing:

“The Company’s limited partnership investments are comprised of limited partnerships that invest in public equities and limited partnerships that invest in private equity. Generally, the public equity limited partnerships are reported on a one month lag while the private equity partnerships are included in the financials on a quarter lag. All of the limited partnerships are required to report using fair value accounting per FAS 157. We receive annual audited financial statements for all of the limited partnerships and for the quarterly reports; the Company staff performs reviews of the financial reports for any unusual changes in carrying value. If the Company becomes aware of a significant decline in value during the lag reporting period, the loss will be recorded in the period in which the Company identifies the decline.”

In addition to the above disclosures, starting with the June 30, 2009 Form 10-Q, the Company added an additional paragraph to Note 2-Investments, as follows:

“The Company reports results from limited partnership investments on the equity basis of accounting with changes in value reported through net investment income. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag. If the Company determines there has been a significant decline in value of a limited partnership during this lag period, a loss will be recorded in the period in which the Company identifies the decline.”

Note 4- Fair Value, F-18

4.	Please revise your disclosure to provide more information about information obtained from your investment asset managers. Please include the following:

•	The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers; and
•

Describe the validation process performed by your investment asset managers to validate the prices obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair

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value hierarchy. Discuss in what situations the investment asset managers obtain additional price quotes for verification.

Response:

For the Company’s fixed maturities-available for sale, at market value and fixed maturities-available for sale, at fair value portfolios, the investment managers obtain prices from nationally recognized pricing services. These services seek to utilize market data and observations in their evaluation process. They use pricing applications that vary by asset class and incorporate available market information and when fixed maturities do not trade on a daily basis the services will apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, they use model processes, such as the Option Adjusted Spread model, to develop prepayment and interest rate scenarios for securities that have prepayment features.

Once these prices are received from the pricing service by the investment managers, an analytical review of the prices is performed and any questionable prices are referred back to the pricing service for price justification. The pricing service will consider the analysis and may or may not change its indicated price. In rare instances, if the manager is still not comfortable with a price from the pricing service, the manager may check the price with a broker. For securities priced by the pricing services, their final price is not altered by the investment manager, except in the rare instances where the manager obtains and uses a broker price. Prices obtained from the pricing services are categorized as Level 2 in the fair value hierarchy.

For a very limited number of bonds, generally private placement structured securities, prices are not available from the national pricing services. In these instances and when the investment manager has opted for a broker price, the investment manager will request prices from brokers who provide a market for the type of security being priced. Once these prices are received, they are also subject to the same analytical reviews by the investment manager. Again, the manager may challenge the broker price and have a dialog with the broker; however, the final price will be provided by the broker. Since the broker does not always provide the source of its information, these prices are categorized as Level 3 in the fair value hierarchy.

The equity securities at fair value are publicly traded securities on national exchanges and the prices are provided by the investment manager for this portfolio and are categorized as Level 1 in the fair value hierarchy.

For all prices received from investment managers, the Company’s staff will randomly test the prices against a third party source. If there is any material discrepancy during this review, the Company will ask the investment manager for verification.

The Company’s disclosure related to prices received from asset managers was expanded starting with the June 30, 2009 Form 10-Q as follows:

“The Company’s fixed maturities and equity securities are managed by third party investment asset managers. The investment managers obtain prices from nationally recognized pricing services. These services seek to utilize market data and observations in their evaluation process.

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They use pricing applications that vary by asset class and incorporate available market information and when fixed maturities do not trade on a daily basis the services will apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, they use model processes, such as the Option Adjusted Spread model to develop prepayment and interest rate scenarios for securities that have prepayment features.

In limited instances where prices are not provided by pricing services or in rare instances when a manager may not agree with the pricing service, price quotes on a non-binding basis are obtained from investment brokers. The investment asset managers do not make any changes to prices received from either the pricing services or the brokers. In addition, the investment asset managers have procedures in place to review the reasonableness of the prices from the service providers and may request verification of the prices. In addition, the Company tests the prices on a random basis to an independent pricing source. In limited situations, where financial markets are inactive or illiquid, the Company may use its own assumptions about future cash flows and risk-adjusted discount rates to determine fair value. The Company made no such adjustments at June 30, 2009.”

SCHEDULE 14A

Compensation Discussion and Analysis

Base Salary and Bonus Determinations, page 14

5.

We note your disclosure on pages 14-15 that adjustments to base salary, annual cash bonuses, and equity awards are based in part upon each executive officer’s performance or potential contribution and the company’s performance. However, your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your executive officers’ base salary, annual cash bonuses, and equity awards. Please provide us with draft disclosure for your 2010 meeting proxy statement which provides the following:

•	The performance objectives;
•	Confirmation that you will discuss the achievement of the objectives; and
•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response:

With the exception of Mr. Taranto whose performance based compensation is subject to the Executive Performance Annual Incentive Plan and the specific objectives set forth therein (which objectives are discussed on page 15 of the 2009 proxy statement), the Compensation Committee does not identify or rely upon any predetermined or specific factors, objectives or particular criteria that must be met by each executive officer. Nor does the Committee assign any relative weighting to specific factors or criteria it may consider when assessing base salary, annual cash bonuses and equity awards for executive officers who are not participants in the Company’s Executive Performance Annual Incentive Plan. Rather, the Compensation Committee exercises its

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Page9

subjective judgment and discretion by taking into account any factor or consideration that it may deem relevant when assessing the performance of a particular executive officer.

The Company proposes the “italicized”revisions for use in the Compensation Discussion & Analysis disclosure for the 2010 proxy statement. We note, however, that this proposed disclosure is subject to further revisions as warranted prior to the Company’s final 2010 proxy statement.

Base Salary and Bonus Determinations.

The base salaries for all executive officers are determined by the Compensation Committee. With the exception of Messrs. Taranto, Eisenacher and de Saram who have or had employment agreements, base salaries are established upon hire or assignment date and reconsidered annually or as responsibilities change. Adjustments are based on each executive officer’s performance and the Company’s performance and may also take into account competitive conditions in the industry. “All base salary determinations are in the subjective judgment and discretion of the Compensation Committee. The Compensation Committee has not identified any specific factors or particular criteria that must be met by each executive officer and does not assign any relative weighting to any factors or criteria it considers. Rather it exercises its subjective judgment and discretion by taking into account all factors that it deems relevant.”

For purposes of base salary compensation and in assessing competitive conditions in the industry, the Compensation Committee may periodically examine miscellaneous trade or other publications regarding executive compensation, including publicly filed financial statements. However, the Compensation Committee does not engage in formal benchmarking in determining compensation for Named Executive Officers.

The Company awards annual cash bonuses to executive officers under the Annual Incentive Plan and the Executive Performance Annual Incentive Plan. The Annual Incentive Plan is applicable to all executive officers and management employees, except for Mr. Taranto who is subject to the Executive Performance Annual Incentive Plan. Under the Annual Incentive Plan, the Company may make cash payments each year to employees who hold positions of significant responsibility and/or whose performance or potential contribution, in the judgment of the Compensation Committee, will contribute materially to the success of the Company and its subsidiaries. The Annual Incentive Plan is designed to reward past accomplishments, to motivate future accomplishments, and to aid in attracting and retaining employees of the caliber necessary for the continued success of the Company. The actual cash bonus amounts recommended for individual plan participants are subjectively and judgmentally determined by executive management based on a variety of factors including individual responsibilities, experience, contributions and performance, as well as position relative to internal peers. Consideration of these factors encourages executives to strive to improve their performance. The Compensation Committee reviews management’s recommendation, and has the discretion to reject or modify the recommended individual awards. “All bonus determinations are in the subjective judgment and discretion of management and the Compensation Committee. Management and the

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Compensation Committee have not identified any specific factors or particular criteria that must be met by each executive officer and do not assign any relative weighting to any factors or criteria they consider. Rather they exercise their subjective judgment and discretion by taking into account all factors that they deem relevant.” The Company generally limits the aggregate amount available for such bonus payments to 3% of the Company’s net operating income. For purposes of determining 2008 awards, the total amount available for bonuses under the Annual Incentive Plan was $19.3 million.

Unlike the Annual Incentive Plan, the executive officers eligible to participate in the Executive Performance Annual Incentive Plan (the “Executive Incentive Plan”) are selected by the Compensation Committee. Currently, only Mr. Taranto is a participant in the Executive Incentive Plan. Pursuant to this plan, the Compensation Committee establishes performance goals for each participant which, if attained, entitles the participant to specific award amounts. The Executive Incentive Plan provides that the total amount of awards granted to all participants in any one year may not exceed 10% of the Company’s average annual income before taxes for the preceding five years.

In the case of Mr. Taranto, the Executive Incentive Plan involves a personal performance grid that relates various levels of the Company’s net operating income, return on average equity and earnings per share, to a maximum cash incentive award for a given level of performance. For 2008, Mr. Taranto’s maximum potential award was $2.5 million. Although this amount was the maximum cash bonus award that could be awarded to Mr. Taranto, the Compensation Committee may, in its discretion, choose to reduce the actual amount of the award. For 2008, Mr. Taranto’s cash bonus was $1.4 million.

Long-Term Compensation Determinations.

The second component of the Company’s executive compensation plan is premised on a strategic view of compensation. This long-term compensation component is achieved through the Everest Re Group, Ltd. 2002 Stock Incentive Plan, as amended May 2006 (“2002 Stock Incentive Plan”). Awards under the 2002 Stock Incentive Plan are intended to reinforce management’s long-term perspective on corporate performance, provide an incentive for key executives to remain with the Company for the long-term, and provide a strong incentive for employees to work to increase shareholder value by aligning employees’ interests with the shareholders.

Awards under the 2002 Stock Incentive Plan may take the form of share options, share appreciation rights, restricted shares or share awards. To date, the Company has only awarded restricted shares and non-qualified share options pursuant to the Plan. Options and restricted shares are awarded on the day that they are granted by the Compensation Committee and valued as of the grant date. Options are issued with an exercise price equal to the fair market value of the Company’s stock on the grant date. The Company determines fair market value by averaging the high and low market price on the grant

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date. Equity grants are made in conjunction with the meeting of the Compensation Committee, and there is no plan or practice to grant options or restricted shares in coordination with the release of material non-public information.

Additionally, the Company’s Ethics Guidelines impose a total prohibition on its officers, directors or other employees trading in options in the Company’s shares. Prohibited options include options awarded under the 1995 and 2002 Stock Incentive Plans, “put” options and “call” options. The Company’s officers, directors or other employees are also prohibited from engaging in transactions geared toward “shorting” the Company’s stock.

In the case of equity awards, the CEO makes recommendations to the Compensation Committee for each executive officer, and the awards are discussed by the Compensation Committee and recommended for action by the Board. “All award determinations are in the subjective judgment and discretion of the Compensation Committee. The Compensation Committee has not identified any specific factors or particular criteria that must be met by each executive officer and does not assign any relative weighting to any factors or criteria it considers. Rather it exercises its subjective judgment and discretion by taking into account all factors that it deems relevant. Examples of factors that the Compensation Committee has utilized include the recipient’s demonstrated past and expected future performance, the recipient’s level of responsibility within the Company, their ability to affect shareholder value, and past awards of share options, share appreciation rights, restricted shares, or share awards.” Restricted share awards and share options encourage employee retention because all awards vest over a five year period at the rate of 20% per year and are generally forfeited if the recipient leaves the Company before vesting. Generally, upon termination of employment, the recipient loses unvested options and restricted shares and has 90 days to exercise vested options. In addition, the expiration of share options ten years after they are granted is designed to encourage recipients to work on the Company’s growth over the long-term and not simply cater to short-term profits.

As with his short-term compensation components, the determination, award and vesting of awards for Mr. Taranto are handled separately. The Compensation Committee discusses with the CEOhis performance, and then meets outside of the presence of the CEO in making its award determination. Like other executive officers, the CEO’s award is granted subjectively at the discretion of the Compensation Committee based upon factors similar to those considered for other executive officers as described above. In accordance with the terms of the 2005 amendment to his employment agreement, in consideration for extending his employment with the Company, all restricted shares and outstanding options awarded to Mr. Taranto under the 2002 Stock Incentive Plan vested on March 31, 2008.

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October 23, 2009

Employment and Change in Control Agreements

Certain Transactions with Directors, page 28

6.	It appears that you have described the following agreements, but have not filed them a exhibits:

•	Program Administrator Agreement between GHIS and Everest National and Mr. McKinley Managers;
•	Program Administrator Agreement between Everest Companies and Oxford;
•	Subproducer Agreement between GHIS and Oxford;

Please file these agreements as exhibits to your Form 10-K, or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10)(ii)(A) of Regulation S-K.

Response:

It is the Company’s position that the three agreements identified in the Commission’s request are not required to be filed as “material” contracts under Item 601(b)(10) of Regulation S-K, because they are (i) such as ordinarily accompany the kind of business conducted by the Company and its subsidiaries and (ii) “immaterial in amount or significance” and, accordingly, excepted from filing pursuant to Item 601(b)(10)(ii). The reason the Company deems these agreements to be “immaterial in amount or significance” is that, as detailed below the premiums and commissions generated by the identified agreements are each a fraction of a percent of the premium and commissions generated by the Company’s subsidiaries.

With respect to the GHIS Program Administrator (“PA”) Agreement, the 2008 premiums recorded were $473,999, which were 0.01% of the Company’s 2008 consolidated gross written premium of $3,678,138,681. The related commissions and fees were $1,766, which were negligible as a percentage of the Company’s 2008 consolidated commissions of $903,473,131.

With respect to the Oxford PA Agreement, the 2008 year gross written premiums generated were $20,724,265, which were 0.56% of the Company’s 2008 consolidated gross written premium of $3,678,138,681. In 2008, commissions under this agreement amounted to $1,125,874 (recorded) and $1,563,236 (paid), which were 0.12% and 0.17%, respectively, of the Company’s 2008 consolidated commissions of $903,473,131.

With respect to the Subproducer Agreement between GHIS and Oxford, we note that neither the Company nor any of its subsidiaries is a party to that Agreement. Nevertheless, there were no premiums generated under that agreement. Total commissions for 2008 relating to the agreement amounted to $333,132, which were 0.04% of the Company’s 2008 consolidated commissions of $903,473,131.

Based on the foregoing analysis, the Company believes it is not required to file the agreements identified in the Commission’s request.

Everest Re Group, Ltd.

File No. 001-15731

October 23, 2009

Any questions concerning the above responses should be directed to the individual below at (908) 604-7400.

Sincerely,

/S/ DOMINIC ADDESSO

Dominic Addesso